Mail Stop 6010

December 16, 2005

Mr. Gordon Arnold
Chief Financial Officer
Sierra Monitor Corporation
1991 Tarob Court
Milpitas, California 95035

      Re:	Sierra Monitor Corporation
		Amendment No. 1 to Form 10-KSB for the Fiscal Year Ended
        December 31, 2004
		Filed November 14, 2005
      File No. 0-07441

Dear Mr. Arnold:

      We have reviewed your filing and response letter dated
November
18, 2005 and have the following comment. Where indicated, we think you should amend your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



1. Please refer to prior comment 6 from our October 12, 2005 letter.
We note that the amendment only included the revised certifications and not the entire filing. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238.


      As appropriate, please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	You may contact Praveen Kartholy, Staff Accountant at
202.551.3778 or me at 202.551.3604 if you have questions regarding these comments and related matters. You may also contact Michele
Gohlke, Branch Chief at 202.551.3327.


      Sincerely,



      Kate Tillan
Assistant Chief Accountant

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Mr. Gordon Arnold
Sierra Monitor Corporation
December 16, 2005
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